February 13, 2006

BY FEDERAL EXPRESS AND FAX

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 3561

Attn:       Larry Spirgel, Assistant Director

Christine Bashaw, Staff Accountant

Terry French, Branch Chief Accountant

Re:     McDATA Corporation

Form 10-K for the fiscal year ended January 31, 2005

Filed April 4, 2005

Form 10-Q for the fiscal quarter ended October 31, 2005

File No. 0-31257

Ladies and Gentlemen:

On behalf of McDATA Corporation (the “Company”), we are responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 31, 2006 (the “January 31 Letter”) regarding the above captioned Form 10-K and Form 10-Q filings. As requested in the January 31 Letter, we have keyed our responses to your comments.

Form 10-K for the fiscal year ended January 31, 2005

Notes to the Consolidated Financial Statements

Note 5.  Acquisition and Intangible Assets, page F-24

1.     You state that during fiscal 2004, you identified an impairment of a customer relationship asset with a net carrying amount of $1.0M.  Yet, you further state that you recorded a net impairment charge of only $50,000 because this impairment was offset by an indemnification from former shareholders of Sanera.  In sufficient detail, please tell us how [you] accounted for the intangible asset, the related indemnification, and how you determined the net impairment charge of $50,000.  Please also tell us why you believe it was

380 Interlocken Crescent	Broomfield, CO 80021	720.558.8000	fax: 720.558.3860	www.mcdata.com

appropriate to net the impairment charge and indemnification offset and finally, why you believe it is appropriate to record the impairment charge in general and administrative expenses.

McDATA Response: On December 3, 2002, Sanera Systems, Inc. (“Sanera”) entered into an Original Equipment Manufacturer’s (“OEM”) agreement with Computer Network Technologies Corporation (“CNT”).  As part of the agreement, Sanera and CNT entered into an irrevocable, non-cancelable purchase order commitment for the purchase of $10.0 million of Sanera products by CNT.

On September 30, 2003, McDATA Corporation (“the Company”) completed its acquisition of Sanera. The purchase price was allocated to the assets acquired and the liabilities assumed based on their respective fair values and an intangible asset with an assigned value of $1.4 million was established for customer relationships. The customer relationships represented the future value of the CNT purchase order commitment for Sanera products. The intangible asset was assigned a three year life.

In addition, under the terms of the agreement and plan of merger (“Merger”) between the Company and Sanera, an escrow of a portion of the purchase price was established to indemnify the Company for certain damages related to Sanera’s and/or its shareholders’ breach of representations, warranties and covenants relating to the acquisition of Sanera and any third party claims against McDATA.  Specifically, the parties expressly agreed that any damages, expenses or payments relating to the above-mentioned OEM Agreement between Sanera and CNT, or relating to the termination or amendment of the OEM Agreement, would be indemnified under the escrow.

On July 21, 2004, the Company, Sanera, and CNT agreed to terminate the OEM agreement. In response to the termination of the OEM agreement, the Company determined that the remaining balance of the customer relationship intangible asset of $1.050 million, after netting approximately $350,000 of amortization expense, was impaired. Consistent with FASB Statement No.144, paragraph 25, the Company included the impairment loss in income from continuing operations and classified the amount in general and administrative expenses as the impairment of the customer relationship intangible asset impacted all departments of the Company. The Company then sought a damage reimbursement and received $1.0 million from the escrow account as stated under the terms of the Merger agreement. This amount was netted against the $1.050 million impairment in general administrative expenses due to the direct relationship of the damages caused by the impairment and the payment received as a result of the indemnification.

Item 9A.  Controls and Procedures, page 48

Disclosure controls and procedures, page 48

2.     We note your statement that “our chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures…, as of the end of such period, and except as disclosed in this Annual Report, are effective…” (emphasis added).  Given the exception noted, it remains unclear whether your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective as of the end of the period covered by the report.

Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective including consideration of the identified exception.  Or, if true, you can state that given the identified exception, your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are not effective.  You should not, however, state that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective except to the extent they are not effective, as you appear to state in your current disclosure.

Please see prior comment 18 in our letter to you dated June 23, 2004.

McDATA Response:  As requested, we will comply with your comments on future filings.

Form 10-Q for the Fiscal Quarter ended October 31, 2005

Note 4 – Merger with CNT, page 11

3.     We note that you used an independent third-party valuation expert to assess the fair value of your identifiable intangible assets, property, plant and equipment.  While you are not required to refer to this independent valuation, when you do you should also disclose the name of the expert and include the expert’s consent as an exhibit.  If you decide to delete your reference to the independent valuation, you should revise the disclosures to describe the method and significant assumptions used in the valuation.

McDATA Response:  McDATA will remove the reference to this independent valuation in future filings.  If we decide to include such reports in the future, we will obtain the expert’s consent and file it as an exhibit.  Should we remove such reference, we will likely revise our disclosure to describe the method and significant assumptions used.

Thank you for commenting on our filings. We appreciate your comments and will address these and similar issues as we move forward. Please do not hesitate to call the undersigned at (720) 558-4348 if you have further comments or if you require any additional information.

Sincerely,

/s/ Thomas O. McGimpsey, Esq.

Thomas O. McGimpsey, Esq.
Executive Vice President and
Chief Legal Officer

cc:           Scott Berman, Executive Vice President and Chief Financial Officer of McDATA

Randy Scheer, Director of Financial Reporting

Steve J. Yaroch, Partner, Deloitte & Touche, LLP